## Schedule A

### BAT Entities

| BAT Entity | Name, state or other place of organization | Address of principal office |
|---|---|---|
| British American Tobacco p.l.c. | England and Wales | Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom |
| British American Tobacco (1998) Limited | England and Wales | Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom |
| British American Tobacco (2012) Limited | England and Wales | Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom |
| British American Tobacco (2009) Limited | England and Wales | Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom |
| Weston (2009) Limited | England and Wales | Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom |
| B.A.T. Industries p.l.c. | England and Wales | Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom |
| British-American Tobacco (Holdings) Limited | England and Wales | Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom |
| Louisville Securities Limited | England and Wales | Globe House, 4 Temple Place, London WC2R 2PG, United Kingdom |
| BATUS Holdings Inc. | Delaware | 103 Foulk Road, Suite 201-3, Wilmington, DE 19803 |
| BT DE Investments Inc. | Delaware | 103 Foulk Road, Suite 111, Wilmington, DE 19803 |